EXHIBIT 99.2

Material Change Report

Item 1.	Reporting Issuer

Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario M4W 1G9

Item 2.	Date of Material Change

May 28, 2003

Item 3.	Press Release

The Press Release was issued on May 28, 2003, through the facilities of Canada NewsWire. A copy of the Press Release was filed via SEDAR on May 28, 2003.

Item 4.	Summary of Material Change

Rogers Communications Inc. (the “Company”) has adopted a dividend policy of paying, in each year, dividends on its Class B Non-Voting shares and Class A Voting shares aggregating C$0.10 per share per year. Such dividends will be payable twice yearly, with each semi-annual dividend to be in the amount of C$0.05 per share.

Item 5.	Full Description of Material Change

Under the Company’s dividend policy, dividends on each of its Class B Non-Voting shares and Class A Voting shares aggregating C$0.10 per share per year, will be payable twice yearly on the first trading day following July 1 and January 1 in each year, commencing July 2, 2003. This will result in a semi-annual payment of dividends on the Series E Preferred shares in the amount of C$0.05 per share (such shares were issued to employees under the 1991 Convertible Preferred Share Purchase Plan and approximately 136,000 of such shares are currently outstanding). The payment of each semi-annual dividend, including the dividend proposed for July 2, 2003, will remain subject to declaration of that dividend by the Company’s Board of Directors.

The Board of Directors is expected to approve, at its May 29, 2003 meeting, the declaration of the first dividend under its new policy in the amount of C$0.05 per share, payable on July 2, 2003. The record date for the determination of the holders of the Class B Non-Voting shares and Class A Voting shares will be set at the time that a dividend is declared.

Item 6.	Reliance on Confidentiality Provisions of Applicable Securities Legislation

Confidentiality is not requested.

Item 7.	Omitted Information

No information has been omitted in respect to the material change.

Item 8.	Senior Officer

Bruce Mann, Vice-President, Investor Relations (416) 935-3532.

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 28th day of May, 2003.

ROGERS COMMUNICATIONS INC.

By:	/s/ David P. Miller

David P. Miller Vice President, General Counsel and Secretary